Mail Stop 6010

April 15, 2008

David Platt, Ph.D.
Chief Executive Officer and Chairman of the Board
Pro-Pharmaceuticals, Inc.
7 Wells Avenue
Newton, Massachusetts 02459

> **Re:** **Pro-Pharmaceuticals, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 3, 2008**
> **File No. 1-31791**

Dear Dr. Platt:

We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc:     Jonathan C. Guest, Esq.
        Greenberg Traurig LLP
        One International Place
        Boston, Massachusetts 02110